Exhibit 99.1

PRESS RELEASE

Cellectis S.A. Reports Results from Annual Shareholders’ General Meeting Held on June 27, 2023

June 28, 2023 – New York (N.Y.) – Cellectis (Euronext Growth: ALCLS; Nasdaq: CLLS), a clinical-stage biotechnology company using its pioneering gene-editing platform to develop life-saving cell and gene therapies, hold its annual general meeting on June 27, 2023 at 2:30 p.m. CET at the Biopark auditorium, 11 rue Watt, 4th floor, 75013 Paris, France.

At the meeting, during which more than 72% of shares were exercised, Resolutions 1 through 28 were adopted and resolution 29 was rejected, according to the management recommendations.

The detailed results of the vote and the resolutions are available on the company’s website: https://www.cellectis.com/en/investors/general-meetings/

About Cellectis

Cellectis is a clinical-stage biotechnology company using its pioneering gene-editing platform to develop life-saving cell and gene therapies. Cellectis utilizes an allogeneic approach for CAR-T immunotherapies in oncology, pioneering the concept of off-the-shelf and ready-to-use gene-edited CAR T-cells to treat cancer patients, and a platform to make therapeutic gene editing in hemopoietic stem cells for various diseases. As a clinical-stage biopharmaceutical company with over 23 years of experience and expertise in gene editing, Cellectis is developing life-changing product candidates utilizing TALEN®, its gene editing technology, and PulseAgile, its pioneering electroporation system to harness the power of the immune system in order to treat diseases with unmet medical needs. Cellectis’ headquarters are in Paris, France, with locations in New York, New York and Raleigh, North Carolina. Cellectis is listed on the Nasdaq Global Market (ticker: CLLS) and on Euronext Growth (ticker: ALCLS).

For more information, visit our website www.cellectis.com

Follow Cellectis on social media: @cellectis, LinkedIn and YouTube

For further information on Cellectis, please contact:

Media contact:

Pascalyne Wilson, Director, Communications, +33 (0)7 76 99 14 33, media@cellectis.com

Investor Relation contact:

Arthur Stril, Chief Business Officer, +1 (347) 809 5980, investors@cellectis.com

Ashley R. Robinson, LifeSci Advisors, +1 617 430 7577